Pluri Inc.

MATAM Advanced Technology Park
Building No. 5
Haifa, Israel 3508409

June 6, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Pluri Inc.
Registration Statement on Form S-3
Filed June 1, 2023
File No. 333-272330

Ladies and Gentlemen:

Pluri Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on June 8, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the above-referenced registration statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced registration statement.

Very truly yours,

PLURI INC.

By:	/s/ Chen Franco-Yehuda
Chen Franco-Yehuda
Chief Financial Officer

cc:	Oded Har-Even, Esq.
Howard E. Berkenblit, Esq. Ron Ben-Bassat, Esq.